Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 3 DATED April 14, 2009

TO THE PROSPECTUS DATED FEBRUARY 5, 2009

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated February 5, 2009, as supplemented by our Supplement No. 1 dated March 3, 2009 and our Supplement No. 2 dated March 17, 2009. This Supplement No. 3 must be read in conjunction with our prospectus dated February 5, 2009, as supplemented by our Supplement No. 1 dated March 3, 2009 and our Supplement No. 2 dated March 17, 2009.

Resignation of Chief Financial Officer and Treasurer. Appointment of New Chief Financial Officer and Treasurer.

Effective April 10, 2009, John E. Biallas resigned as Chief Financial Officer and Treasurer of Dividend Capital Total Realty Trust Inc.

Mr. Biallas’s primary duties will be assumed on an interim basis by M. Kirk Scott, who became Chief Financial Officer and Treasurer effective April 13, 2009. Mr. Scott will serve as Chief Financial Officer and Treasurer until his successor is elected and qualifies or until his death, resignation or removal in the manner provided in our bylaws. Since June 1, 2008, Mr. Scott, age 30, has served as our Vice President and Controller. Mr. Scott also serves as Controller for the Dividend Capital Total Advisors LLC, our Advisor. Prior to joining Dividend Capital Total Realty Trust Inc., from October 2007 until June 1, 2008 Mr. Scott was Controller of Denver-based NexCore Group, where he oversaw the accounting function for various entities that are involved, in multiple capacities, in developing and operating real estate properties primarily focused within the medical office sector. From April 2006 through September 2007, Mr. Scott was a principal at Lentell & Associates, LLC, where he provided accounting and financial services to various public real estate operating companies, including Dividend Capital Total Realty Trust Inc., DCT Industrial Trust Inc., a publicly traded industrial REIT, and ProLogis, also a publicly traded industrial REIT. From December 2002 through April 2006, Mr. Scott was Assistant Controller at DCT Industrial Trust Inc. and Dividend Capital Group LLC, where he served in multiple capacities in the real estate accounting departments serving several entities, including Dividend Capital Securities, LLC, Dividend Capital Exchange Facilitators, LLC, Dividend Capital Investments, LLC, as well as Dividend Capital Trust Inc. (currently known as DCT Industrial Trust Inc.), during that company’s growth from inception to more than $2 billion in assets under management. Prior thereto, Mr. Scott was a senior auditor focused on various commercial real estate assignments with KPMG LLP, our current auditor. He has a Bachelor’s Degree in Accounting Cum Laude from the University of Wyoming.

Since the beginning of our last fiscal year, there have been no transactions, and there are no currently proposed transactions, to which we or any of our subsidiaries was or is to be a party in which Mr. Scott had, or will have, a direct or indirect material interest.